FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1                      FRN Variable Rate Fix dated 20 October 2003
No.  2                      FRN Variable Rate Fix dated 20 October 2003
No.  3                      FRN Variable Rate Fix dated 21 October 2003
No.  4                      Doc re. Pricing Supplement dated 21 October 2003
No.  5                      Doc re. Pricing Supplement dated 21 October 2003
No.  6                      FRN Variable Rate Fix dated 21 October 2003
No.  7                      FRN Variable Rate Fix dated 24 October 2003
No.  8                      FRN Variable Rate Fix dated 24 October 2003
No.  9                      FRN Variable Rate Fix dated 24 October 2003
No.  10                     Employee Share Option Scheme dated 24 October 2003
No.  11                     FRN Variable Rate Fix dated 24 October 2003

Document No. 1

RE: NORTHERN ROCK PLC
    GBP 100,000,000.00
    MATURING: 19-Jan-2005
    ISSUE DATE: 19-Jly-2002
    ISIN: XS0151685103

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Oct-2003 TO 19-Jan-2004 HAS BEEN FIXED AT 3.832500 PCT.

INTEREST PAYABLE VALUE 19-Jan-2004 WILL AMOUNT TO
GBP 955.50 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 4,100,000.00
    MATURING: 18-Oct-2004
    ISSUE DATE: 25-Oct-1999
    ISIN: XS0103538822

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Oct-2003 TO 19-Jan-2004 HAS BEEN FIXED AT 3.772500 PCT.

INTEREST PAYABLE VALUE 19-Jan-2004 WILL AMOUNT TO
GBP 94.00 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON

TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 10,000,000.00
    MATURING: 18-Jly-2005
    ISSUE DATE: 18-Jly-2003
    ISIN: XS0172778986

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Oct-2003 TO 19-Jan-2004 HAS BEEN FIXED AT 3.832500 PCT

INTEREST PAYABLE VALUE 19-Jan-2004 WILL AMOUNT TO:
GBP 4,774.92 PER 500,00.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

Pricing Supplement

Issuer:                           Northern Rock Plc
Series Number                     286
Description:                      GBP 2,750,000
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100 per cent
Specified Denomination            GBP 10,000
Issue Date:                       22 October 2003
Maturity Date:                    April 2009
ISIN:                             XS0178852199

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 5

Pricing Supplement

Issuer:                           Northern Rock Plc
Series Number                     287
Description:                      GBP 13,000,000
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100 per cent
Specified Denomination            GBP 1,000
Issue Date:                       22 October 2003
Maturity Date:                    22 April 2009
ISIN:                             XS0178883152

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 6


RE: NOTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 21-Jan-2004
    ISSUE DATE: 21-Jan-1999
    ISIN: XS0094096376

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Oct-2003 TO 21-Jan-2004 HAS BEEN FIXED AT 3.898750 PCT

INTEREST PAYABLE VALUE 21-Jan-2004 WILL AMOUNT TO:
GBP 982.11 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 7

RE: NORTHERN ROCK BUILDING SOCIETY
    EUR 10,000,000.00
    MATURING: 26-Apr-2007
    ISSUE DATE: 26-Apr-2000
    ISIN: XS0110472460

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Oct-2003 TO 26-Jan-2004 HAS BEEN FIXED AT 2.330000 PCT

INTEREST PAYABLE VALUE 26-Jan-2004 WILL AMOUNT TO:
EUR 5,889.72 PER EUR 1,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 8

RE: NORTHERN ROCK PLC
    EUR 300,000,000.00
    MATURING: 26-Apr-2004
    ISSUE DATE: 26-Apr-2001
    ISIN: XS0127924172

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Oct-2003 TO 26-Jan-2004 HAS BEEN FIXED AT 2.300000 PCT

INTEREST PAYABLE VALUE 26-Jan-2004 WILL AMOUNT TO:
EUR 58.14 PER EUR 10,000.00 DENOMINATION
EUR 581.39 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 9

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 17,127,000.00
    MATURING: 23-Jan-2009
    ISSUE DATE: 23-Jly-2003
    ISIN: XS0172971474

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Oct-2003 TO 23-Jan-2004 HAS BEEN FIXED AT 4.004380 PCT

INTEREST PAYABLE VALUE 23-Jan-2004 WILL AMOUNT TO:
GBP 10.09 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 10

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 24 October 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 21,250, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,450,975 Shares representing 1.53% of the Company's issued share capital.

Document No. 11

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 13,968,000.00
    MATURING: 24-Jly-2006
    ISSUE DATE: 23-Jly-2003
    ISIN: XS0172970310

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
24-Oct-2003 TO 26-Jan-2004 HAS BEEN FIXED AT 3.966250 PCT

INTEREST PAYABLE VALUE 26-Jan-2004 WILL AMOUNT TO:
GBP 10.21 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  27 October 2003          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary